

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Jon Olsen
Partner, Goodwin Procter LLP
Sequans Communications S.A.
520 Broadway, Suite 500
Santa Monica, CA 90401

> **Re: Sequans Communications S.A.**
> **Amended Schedule TO-T filed December 18, 2023**
> **Amended Schedule 13E-3 filed December 18, 2023**
> **Filed by Renesas Electronics Europe GmbH et al.**
> **File No. 005-86632**

Dear Jon Olsen:

　　We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments.

Amended Schedule TO

General

1.　　Please tell us how the treatment of Sequans' several securities in several countries, as reflected in the various exhibits filed on December 18, 2023, complies with the provisions of Rule 14e-5.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions